Exhibit 99.1

Aurora Completes Final Repayment of Convertible Senior Notes Representing ~$465 Million in Total Repayments Since 2021; Cannabis Operations Are Now Debt Free[1]

 NASDAQ | TSX: ACB

EDMONTON, AB, Feb. 29, 2024 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canada-based leading global medical cannabis company, today announced that it has repaid an aggregate of approximately $7.2 million (US$5.3 million), representing the final payment on the principal amount of its convertible senior notes ("Notes") at a total cash cost of $7.4 million (~US$5.5 million), including accrued interest. Following the completion of this repayment, Aurora's remaining debt1 of $47.9 million relates to Bevo Farms Ltd.

"This final repayment represents a significant milestone for Aurora, as we have now fully paid off nearly $465 million in convertible debt," stated Miguel Martin, Chief Executive Officer of Aurora. "Our focus on balance sheet strength has saved the Company millions in interest and we feel confident that our continued financial discipline will support the achievement of our target of positive free cash flow this calendar year," Mr. Martin added.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering would be unlawful.

1 Aurora’s only remaining debt will be $47.9 million relating to Bevo Farms Ltd as detailed in the FY2024 Q3 Financial Statements.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's Common Shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's final repayment of outstanding Notes, expectations for the Company's global cannabis business to be debt free, continued financial discipline, and the achievement of positive free cash flow in calendar 2024.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 29-FEB-24